FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May ,2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
Franklin Resources, Inc. and its affiliates including Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, Europe	860
Chase NA London	4,153,689
Citibank NA London	1,920
Mellon Bank NA	357,708
Northern Trust Company	760,125
Royal Trust Corp of Canada	100,112
State Street Nominees Limited	2,315,281

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
1,836,775 (since last notification)

8. Percentage of issued class
0.66%

9. Class of security
Ordinary 50p shares

10. Date of transaction
Unknown

11. Date company informed
21 May, 2004

12. Total holding following this notification
7,689,695

13. Total percentage holding of issued class following this notification
2.76%

14. Any additional information
NO LONGER HAVE A NOTIFIABLE INTEREST

15. Name of contact and telephone number for queries
Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
21 May, 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd	4,500
Chase Nominees Ltd	1,772,403
Citibank London	74,300
Nortrust Nominees	785,500
Mellon Nominees (UK) Ltd	126,900
State Street Nominees Ltd	228,200
Bank of New York Nominees	2,829,001
Northern Trust	598,302
Chase Nominees Ltd	1,106,963
Midland Bank plc	68,000
Bankers Trust	136,900
Morgan Guaranty	161,400
Nortrust Nominees	1,619,238
Royal Bank of Scotland	652,800
State Street Bank & Trust Co	82,600
Deutsche Bank AG	663,700
HSBC Bank plc	490,500
Mellon Bank N.A	18,300
KAS UK	44,310
Bank One London	47,700
State Street Nominees Ltd	58,000
Chase Nominees Ltd	2,223,691
Midland Bank plc	525,900
Barclays Bank	566,900
Citibank London	23,700
Brown Bros	34,230
Royal Bank of Scotland	365,800
State Street Bank & Trust Co.	53,400
Lloyds Bank	60,000
RBSTB Nominees Ltd	104,800
Citibank NA	17,600
HSBC Bank plc	398,409
State Street Nominees Ltd	753,400
Bank of New York Nominees	26,600
Chase Nominees Ltd	92,000
Midland Bank plc	153,700
Deutsche Bank Mannheim	24,000
Bankers Trust	4,900
Citibank London	21,000
Nortrust Nominees	426,823
Royal Bank of Scotland	129,500
State Street Bank & Trust Co	319,900
RBSTB Nominees Ltd	26,300
HSBC Bank plc	120,700

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
6,136,455 (since last notification)

8. Percentage of issued class
2.205%

9. Class of security
Ordinary 50p Shares

10. Date of transaction
20 May 2004

11. Date company informed
21 May 2004

12. Total holding following this notification
18,042,770

13. Total percentage holding of issued class following this notification
6.484%

14. Any additional information
-

15. Name of contact and telephone number for queries
Cheryl Cramer 01753 447933

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
24 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 24 May, 2004